EXHIBIT 99.3

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Appointment of alternate director

In accordance with paragraph 3.59 of the JSE Listings Requirements shareholders are advised that the B class shareholder, in compliance with the company's articles of association, has nominated Mr Brian Molefe to act as an alternate to Mr AG Rhoda with effect from 22 April 2008.

24 April 2008
Pretoria
Sponsor: UBS South Africa